November 15, 2017

VIA EDGAR

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Barbara Jacobs
Jan Woo
Jeff Kauten

Re:	BlackLine, Inc.
Registration Statement on Form S-3
File No. 333-221500

Acceleration Request
Requested Date:	November 17, 2017
Requested Time:	4:00 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, BlackLine, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-3 (File No. 333-221500) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”). Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling Allison Spinner at (650) 565-3765.

* * * *

Sincerely,

BLACKLINE, INC.

/s/ Karole Morgan Prager
Karole Morgan-Prager
Chief Legal and Administrative Officer

cc:	Therese Tucker, BlackLine, Inc.

Allison Spinner, Wilson Sonsini Goodrich & Rosati, P.C.

Jeffrey Saper, Wilson Sonsini Goodrich & Rosati, P.C.